Exhibit 99.1

ITAMAR MEDICAL REPORTS RECORD THIRD QUARTER 2020 REVENUES

- Third Quarter Revenues Increase 36% to $11.0 Million -

- U.S. WatchPATTM Revenues Increase 55% to $8.9 Million –

-Full Year 2020 Revenue Guidance of $39.5 Million to $40.5 Million -

- Company to Host Conference Call Today at 8:00 am ET, 3:00 pm IT -

CAESAREA, Israel, November 17, 2020 – Itamar Medical Ltd. (Nasdaq and TASE: ITMR), a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders, today reported unaudited financial results for the third quarter of 2020.

“We are very encouraged by our third quarter performance, driven by the persisting shift to home-based care with our WatchPAT ONE fully disposable product leading the growth. In fact, roughly 46% of the 500 sleep medicine practice members responding to a recent American Academy of Sleep Medicine survey are concerned about remaining financially solvent through the end of the year due to the impact of the coronavirus. We continue to see strong demand in the United States across almost all geographies and verticals led by cardiology and VA as well as key markets in Europe and Asia, with the one exception of U.S. dental volumes which are still lagging behind,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical.

“As we approach year end, we are pleased with our progress on product innovation and market access programs, and we are looking forward to further reducing the barriers sleep apnea patients face in the coming years,” concluded Glick.

Third Quarter 2020 Highlights and Full Year 2020 Revenue Guidance

•	Revenues in the third quarter of 2020 were $11.0 million, an increase of 36% year-over-year.

•	U.S WatchPAT revenues in the third quarter of 2020 were $8.9 million, an increase of 55% year-over-year.

•	Active centers using WatchPAT ONE reached a total of 414 after continuing to onboard over 10 new customers per week on average throughout the third quarter.

•	On October 13, 2020, the Company reinstated it’s full year 2020 revenue guidance to a range of $39.5 million to $40.5 million, reflecting growth of approximately 26% to 29% over full year 2019 revenue of $31.3 million and growth of 31% to 34%, excluding a one-time $1.0 million sale in 2019 to Kaiser Permanente.

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Third Quarter 2020 Financial Results

Revenues for the third quarter of 2020 increased 36% to $11.0 million, compared to $8.1 million in the same quarter in 2019. Revenue growth was driven by an increase in WatchPAT™ sales in the U.S. and Europe.

WatchPAT revenues for the third quarter of 2020 increased 39% to $10.5 million, compared to $7.6 million in the same quarter in 2019.

U.S. WatchPAT revenues for the third quarter of 2020 increased 55% to $8.9 million, compared to $5.8 million in the same quarter in 2019, driven primarily by WatchPAT ONE sales, as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 73% of WatchPAT revenues in the U.S. in the third quarter of 2020, compared to 71% in the same quarter in 2019.

Gross profit for the third quarter of 2020 increased to $7.5 million, compared to $6.2 million in the same quarter in 2019. Gross margin for the third quarter of 2020 decreased to 68%, compared to 77% in the same quarter in 2019. Non-IFRS gross margin for the third quarter of 2020 decreased to 70%, compared to 79% in the same quarter in 2019 (See “Use of Non-IFRS Measures” below). Gross margin decline was mainly driven by the increase in WatchPAT ONE sales.

Operating loss for the third quarter of 2020 was $2.5 million, compared to $1.0 million in the same quarter in 2019. The increase in operating loss was primarily attributable to an increase in operating expenses, partially offset by the increase in revenues. Selling and marketing expenses increased 32% to $6.2 million, compared to $4.7 million in the same quarter in 2019, due to the planned expansion of the U.S. sales team into new geographical territories and verticals (32 territories and verticals as of September 30, 2020, compared to 27 territories and verticals as of September 30, 2019), as well as additional sales commissions resulting from the increase in revenues. Research and development expenses increased 26% to 1.4 million, compared to $1.1 million in the same quarter in 2019, driven by an increase in personnel to support product development, mainly related to our digital health platform. General and administrative expenses increased 71% to 2.4 million, compared to $1.4 million in the same quarter in 2019, driven by an increase in directors’ and officers’ insurance premium, as well as increase in legal expenses including a commercial dispute in defense of our IP initiated by the Company.

Non-IFRS operating loss for the third quarter of 2020 was $1.9 million, compared to $0.5 million in the same quarter in 2019. Non-IFRS operating loss excludes approximately $0.6 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; and change in provision for doubtful and bad debt, compared to $0.5 million of similar expenses for the same quarter in 2019 (see “Use of Non-IFRS Measures” below).

Net loss for the third quarter of 2020 was $2.8 million, compared to $1.1 million in the same quarter in 2019.

Non-IFRS net loss for the third quarter of 2020 was $2.1 million, compared to $0.6 million in the same quarter in 2019. Non-IFRS net loss excludes approximately $0.7 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; and change in provision for doubtful and bad debt, compared to $0.5 million of similar expenses and gains for the same quarter in 2019 (see “Use of Non-IFRS Measures” below).

As of September 30, 2020, the Company had cash, cash equivalents and short-term bank deposits of $41.2 million.

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Nine Month Ended September 30, 2020 Financial Results

Revenues for the nine months ended September 30, 2020 increased 31% to $28.3 million, compared to $21.5 million for the nine months ended September 30, 2019. Revenue growth was driven mainly by an increase in WatchPAT sales in the U.S. and Japan.

WatchPAT revenues for the nine months ended September 30, 2020 increased 34% to $26.6 million, compared to $19.9 million for the nine months ended September 30, 2019.

U.S. WatchPAT revenues for the nine months ended September 30, 2020 increased 43% to $21.6 million, compared to $15.1 million for the nine months ended September 30, 2019. U.S. WatchPAT revenues increase was primarily driven by the increase of WatchPAT ONE, as well as WatchPAT Direct sales. Sales from disposables and renewable products, including WatchPAT ONE, comprised approximately 75% of WatchPAT revenues in the U.S. in the for the nine months ended September 30, 2020, compared to 70% for the nine months ended September 30, 2019.

Gross profit for the nine months ended September 30, 2020 increased to $19.9 million, compared to $16.6 million for the nine months ended September 30, 2019. Gross margin for the nine months ended September 30, 2020 decreased to 70%, compared to 77% for the nine months ended September 30, 2019. Non-IFRS gross margin for nine months ended September 30, 2020 decreased to 72%, compared to 79% for the nine months ended September 30, 2019 (See “Use of Non-IFRS Measures” below). Gross margin decline was mainly driven by the increase in WatchPAT ONE sales.

Operating loss for the nine months ended September 30, 2020 was $7.7 million, compared to $4.0 million for the nine months ended September 30, 2019. The increase in operating loss was primarily attributable to an increase in operating expenses, partially offset by the increase in revenues. Selling and marketing expenses increased 34% to $17.4 million, compared to $13.0 million in the nine month ended September 30, 2019, due to the planned expansion of the U.S. sales team into new geographical territories and verticals, as well as additional sales commissions resulting from the increase in revenues. Research and development expenses increased 28% to $4.1 million, compared to $3.2 million in the nine months ended September 30, 2019, driven by an increase in personnel to support product development, mainly related to our digital health platform. General and administrative expenses increased 35% to 6.1 million, compared to $4.5 million in the nine months ended September 30, 2019, driven by an increase in directors’ and officers’ insurance premium, as well as legal expenses including a commercial dispute in defense of our IP initiated by the Company.

Non-IFRS operating loss for the nine months ended September 30, 2020 was $5.7 million, compared to $2.4 million for the nine months ended September 30, 2019. Non-IFRS operating loss excludes approximately $2.0 million in share-based payments; depreciation and amortization of property and equipment and intangible asset; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $1.6 million of similar expenses for the nine months ended September 30, 2019 (see “Use of Non-IFRS Measures” below).

Net loss for the nine months ended September 30, 2020 was $8.0 million, compared to $4.3 million for the nine months ended September 30, 2019.

Non-IFRS net loss for the for the nine months ended September 30, 2020 was $6.0 million, compared to $3.1 million for the nine months ended September 30, 2019. Non-IFRS net loss excludes approximately $2.0 million in share-based payments; depreciation and amortization of property and equipment and intangible assets; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and gain from reevaluation of derivatives, compared to $1.2 million of similar expenses and gains for the nine months ended September 30, 2019 (see “Use of Non-IFRS Measures” below).

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Conference Call and Webcast Information

The Company will host a conference call today at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update.

To listen live via webcast, please visit https://www.itamar-medical.com/, or by clicking here.

To participate via phone, please use the dial in information:

U.S. toll-free: 833-519-1272
International: 914-800-3844
Israel toll-free: 1-809-315-362

Conference ID: 7976547

Please log in approximately 10 minutes prior to the scheduled start time. An archived webcast also will be provided in the Events and Presentations section of the Company’s website.

Use of Non-IFRS Measures

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; (iv) expenses relating to reduction in manpower; and (v) gain from reevaluation of derivatives. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the U.S., Japan and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the 2020 revenue guidance range, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC) and the Israel Securities Authority (ISA), including the Company’s latest Annual Report on Form 20-F, which is on file with the SEC (accessible at www.sec.gov) and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo or Caroline Paul

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com

* The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30, 2020	December 31, 2019
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$25,153	$15,115
Short-term bank deposits	16,000	-
Trade receivables	8,363	8,384
Other receivables	1,944	1,404
Inventories	6,476	3,363
Total current assets	57,936	28,266

Non-current assets
Long-term restricted deposits and prepaid expenses	531	476
Long-term trade receivables	381	156
Property and equipment	2,625	1,472
Intangible assets	855	395
Right-of-use assets	1,740	2,442
Total non-current assets	6,132	4,941
Total assets	$64,068	$33,207

Liabilities
Current liabilities
Short-term bank loan	$5,000	$5,000
Current maturities of lease liabilities	786	890
Trade payables	3,389	2,028
Other accounts payable	3,513	3,455
Accrued expenses	1,682	1,317
Provisions	383	273
Short-term employee benefits	657	352
Total current liabilities	15,410	13,315

Non-current liabilities
Lease liabilities, net of current maturities	1,144	1,708
Recognized liability for defined benefit plan, net	216	260
Other long-term liabilities	1,262	1,260
Total non-current liabilities	2,622	3,228
Total liabilities	18,032	16,543

Equity
Ordinary share capital	1,136	878
Additional paid-in capital	161,456	125,435
Accumulated deficit	(116,556)	(109,649)
Total equity	46,036	16,664
Total liabilities and equity	$64,068	$33,207

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands (except per share and ADS data)

Revenues	$10,999	$8,084	$28,262	$21,493
Cost of revenues	3,471	1,840	8,390	4,869
Gross profit	7,528	6,244	19,872	16,624
Operating expenses:
Selling and marketing expenses	6,240	4,717	17,446	12,985
Research and development expenses	1,385	1,095	4,064	3,165
General and administrative expenses	2,417	1,411	6,051	4,491
Total operating expenses	10,042	7,223	27,561	20,641
Operating loss	(2,514)	(979)	(7,689)	(4,017)
Financial income (expenses):
Financial income	143	143	530	336
Financial expenses	(293)	(299)	(693)	(895)
Gain from derivatives instruments, net	-	-	-	442
Financial expenses, net	(150)	(156)	(163)	(117)
Loss before taxes on income	(2,664)	(1,135)	(7,852)	(4,134)
Taxes on income	(95)	(12)	(147)	(135)
Net loss	$(2,759)	$(1,147)	$(7,999)	$(4,269)

Loss per share – basic and diluted (in U.S. dollars)	$(0.01)	$(0.00)	$(0.02)	$(0.01)

Weighted average number of shares used in computation of loss per shares (in thousands):
Basic	424,010	333,902	412,480	332,069
Diluted	424,010	333,902	412,480	350,182

Loss per ADS (in U.S. dollars)
Basic	$(0.20)	$(0.10)	$(0.58)	$(0.39)
Diluted	$(0.20)	$(0.10)	$(0.58)	$(0.40)

Weighted average number of ADSs used in computation of loss per ADS (in thousands):
Basic	14,134	11,130	13,749	11,069
Diluted	14,134	11,130	13,749	11,673

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ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(2,759)	$(1,147)	$(7,999)	$(4,269)
Adjustments for:
Depreciation and amortization	456	385	1,345	1,059
Share-based payment	372	355	1,043	886
Change in provision for doubtful and bad debt	48	(2)	206	192
Net financial cost (income)	(18)	(3)	(217)	169
Gain from reevaluation of derivatives	-	-	-	(442)
Decrease (increase) in trade receivables	(867)	388	(411)	329
Increase (decrease) in other accounts receivable	63	(59)	(541)	(249)
Increase in inventories	(1,958)	(633)	(3,773)	(1,153)
Increase in trade payables	782	199	1,362	724
Increase in other accounts payable and accrued expenses	754	270	328	584
Increase (decrease) in employee benefits	65	(27)	310	102
Increase in provisions	49	10	110	17
Income tax expenses	95	12	147	135
Taxes paid during the period	(19)	-	(49)	(44)
Net interest received (paid) during the period	30	(23)	83	(197)
Net cash used in operating activities	(2,907)	(275)	(8,056)	(2,157)
Cash flows from investing activities
Investment in short-term bank deposits	(8,500)	-	(16,000)	(9,000)
Investment in restricted long-term deposits	-	(68)	(50)	(68)
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(895)	(144)	(1,604)	(406)
Net cash used in investing activities	(9,395)	(212)	(17,654)	(9,474)
Cash flows from financing activities
Proceeds from issuance of shares, net of share issuance costs (share issuance costs)	(38)	-	36,147	13,966
Repayment of principal of lease liabilities	(220)	(146)	(665)	(583)
Issuance of shares due to the exercise of stock options	51	-	132	25
Net cash provided by (used in) financing activities	(207)	(146)	35,614	13,408
Increase (decrease) in cash and cash equivalents	(12,509)	(633)	9,904	1,777
Cash and cash equivalents at beginning of period	37,666	9,016	15,115	6,471
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(4)	43	134	178
Cash and cash equivalent balance at end of period	$25,153	$8,426	$25,153	$8,426

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ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands (except per share and ADS data)

IFRS operating loss	$(2,514)	$(979)	$(7,689)	$(4,017)
IFRS net loss	$(2,759)	$(1,147)	$(7,999)	$(4,269)

Cost of revenues:
Share-based payment	10	3	17	7
Depreciation and amortization of property and equipment and intangible assets	152	105	416	274
Expenses relating to reduction of manpower	-	-	27	-
	162	108	460	281
Operating expenses:
Selling and marketing:
Share-based payment	142	129	341	298
Depreciation and amortization of property and equipment and intangible assets	34	14	102	72
Expenses relating to reduction of manpower	-	-	63	-
	176	143	506	370
Research and development:
Share-based payment	70	47	212	101
Depreciation and amortization of property and equipment and intangible assets	29	34	79	62
Expenses relating to reduction of manpower	-	-	18	115
	99	81	309	278
General and administrative:
Share-based payment	144	170	454	462
Depreciation and amortization of property and equipment and intangible assets	19	14	53	41
Change in provision for doubtful and bad debt	48	(2)	206	192
Expenses relating to reduction of manpower	-	-	9	-
	211	182	722	695
Financial income (expenses), net:
Share-based payment	6	6	19	18
Gain from reevaluation of derivatives	-	-	-	(442)
	6	6	19	(424)

Non-IFRS operating loss	$(1,866)	$(465)	$(5,692)	$(2,393)
Non-IFRS net loss	$(2,105)	$(627)	$(5,983)	$(3,069)

IFRS loss per ADS (in U.S. dollars):
Basic	$(0.20)	$(0.10)	$(0.58)	$(0.39)
Diluted	$(0.20)	$(0.10)	$(0.58)	$(0.40)

Non-IFRS loss per ADS – basic and diluted (in U.S. dollars)
Basic	$(0.15)	$(0.06)	$(0.44)	$(0.28)
Diluted	$(0.15)	$(0.06)	$(0.44)	$(0.29)

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